QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

SILICONIX INCORPORATED
(Name of Subject Company)

SILICONIX INCORPORATED
(Name of Person(s) Filing Statement)

SILICONIX COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

827079 20 3
(CUSIP Number of Class of Securities)

King Owyang
President and Chief Executive Officer
Siliconix incorporated
2201 Laurelwood Road
Santa Clara, California 95054
(408) 567-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

WITH A COPY TO:

Daniel E. Titelbaum, Esq.
Heller Ehrman White & McAuliffe LLP
333 Bush Street
San Francisco, California 94104
(415) 772-6000

Item 1. Subject Company Information

    The name of the subject company is Siliconix incorporated, a Delaware corporation ("Siliconix"). Siliconix's principal executive offices are at 2201 Laurelwood Road, Santa Clara, California 95054. Siliconix's telephone number there is (408) 988-8000. Its Website is located at www.siliconix.com.

    The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, par value $0.01 per share, of Siliconix ("Siliconix Common Stock"). On the date of this Statement, 29,879,040 shares of Siliconix Common Stock were outstanding. Of those shares, Vishay Intertechnology, Inc., a Delaware corporation ("Vishay"), says that, through a subsidiary, it owns 24,030,000 shares. The balance of those shares (the Siliconix shares not owned by the Vishay subsidiary) are referred to in this Statement as the "Shares."

Item 2. Identity and Background of Filing Persons

    Siliconix is the party filing this Statement. Its address appears in Item 1 above.

    This Statement relates to a tender offer by Vishay TEMIC Semiconductor Acquisition Holdings Corp., a Delaware corporation ("Vishay TEMIC"). Vishay TEMIC is a wholly-owned subsidiary of Vishay. The offer is disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Vishay with the Securities and Exchange Commission (the "Commission") on May 25 and amended on June 1 and 7, 2001. Vishay TEMIC made the offer on the terms and subject to the conditions described in a prospectus contained in a Registration Statement on Form S-4 that Vishay filed with the Commission. Under that offer, if closed, Vishay TEMIC would exchange 1.5 shares of Vishay common stock, par value $0.10 per share ("Vishay Common Stock"), for each outstanding Share tendered in the offer and not properly withdrawn. That registration statement, as amended by Vishay through June 7, 2001, is referred to in this Statement as the "S-4." That prospectus, as amended and dated June 1, 2001 and included in the S-4, is referred to as the "Prospectus." Vishay TEMIC's offer, as set forth in that Prospectus and related transmittal documents mailed with that Prospectus, is referred to as the "Offer."

    Vishay has explained, in the Prospectus, that Vishay TEMIC will not purchase any Shares in the Offer unless at least a majority of the outstanding Shares are tendered and not properly withdrawn in the Offer. The Offer is also subject to other conditions, some waivable by Vishay TEMIC and some not waivable by Vishay TEMIC. The waivable conditions include resolution of pending litigation relating to the Offer and non-withdrawal of an opinion of Vishay's counsel, already rendered, to the effect that the Offer and follow-on merger described below will qualify as a tax-deferred reorganization for United States federal income tax purposes. All the conditions are set forth in the Prospectus under the caption "THE OFFER—Conditions of the Offer."

    Vishay has also explained, in the Prospectus, that if Vishay TEMIC purchases Shares in the Offer, Vishay intends to effect a short-form merger of Siliconix with a subsidiary of Vishay (the "Merger"). In the Merger, each Share not then owned by Vishay or a subsidiary of Vishay (other than Shares held by persons who properly perfect appraisal rights under Delaware law) would be exchanged for the same consideration received for each Share in the Offer. If completed, the Merger would cause Siliconix to become a wholly-owned, indirect subsidiary of Vishay. The Offer is not being made pursuant to any agreement between Siliconix and any Vishay entity.

    Holders of Shares will not receive any fractional shares of Vishay Common Stock in the Offer or Merger. Rather, as explained in the Prospectus, fractional shares otherwise issuable to any given Siliconix stockholder will be combined, and that stockholder will receive cash in lieu of any resulting, single fraction.

    In addition to Vishay Common Stock, Vishay also has outstanding another class of common stock (a Class B common stock) that is entitled to cast 10 votes per share on matters presented to Vishay's stockholders for a vote. Each share of Vishay Common Stock is entitled to one vote on all such matters. A summary of the rights of holders of the Vishay Common Stock and holders of Vishay's Class B common stock appears in the Prospectus under the caption "COMPARISON OF RIGHTS OF HOLDERS OF SILICONIX COMMON STOCK AND HOLDERS OF VISHAY COMMON STOCK—Capitalization."

    The principal executive offices of Vishay are at 63 Lincoln Highway, Malvern, Pennsylvania 19355. All information in this Statement or incorporated by reference into this Statement about Vishay or affiliates of Vishay (other than Siliconix), as well as actions or events respecting any of them, was provided by Vishay. Siliconix assumes no responsibility for that information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

    Except as described in this Statement (including its exhibits) or incorporated into this Statement by reference, to Siliconix's knowledge as of the date of this Statement there were no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Siliconix and (a) any of Siliconix's executive officers, directors or affiliates or (b) Vishay or any of Vishay's executive officers, directors or affiliates.

  Certain Arrangements between Siliconix and its Executive Officers, Directors and Affiliates

    Certain agreements, arrangements and understandings between Siliconix and its executive officers, directors or affiliates are described in Siliconix's Annual Report on Form 10-K/A for the year ended December 31, 2000 under these captions: "Item 10. Directors and Executive Officers of the Registrant," "Item 11. Executive Compensation," "Item 12. Security Ownership of Certain Beneficial Owners and Management," "Item 13. Certain Relationships and Related Transactions" and Note 10 to the audited consolidated financial statements of Siliconix. Those items and that note are filed with the Commission as part of Exhibit (e)(1) to this Statement and are incorporated here by reference.

    The Siliconix directors and officers hold no options to purchase Siliconix stock. Nor does Siliconix have any other stock purchase plan or program for its directors or officers or in which its directors and officers can participate.

  Certain Arrangements between Siliconix and Vishay

    Vishay says it owns approximately 24,030,000 shares of Siliconix Common Stock or approximately 80.4 percent of the outstanding Siliconix Common Stock. As a majority stockholder, Vishay is entitled to elect all the members of the Siliconix Board of Directors and to control Siliconix's affairs. Siliconix's products are marketed with the Siliconix brand name under the Vishay umbrella through a unified Vishay sales structure. In addition, Siliconix subcontracts the manufacture of certain of its products to a Vishay subsidiary located in Germany. Siliconix and Vishay also maintain a number of financial and administrative arrangements. Vishay employees play a substantial role respecting internal and external financial reporting for Siliconix. Vishay also participates in Siliconix's budgeting and forecasting activities. In addition, during the period 1998 through 2000, Vishay granted options to purchase Vishay Common Stock to certain executive officers of Siliconix (including King Owyang, the President, Chief Executive Officer and a director of Siliconix) under Vishay's stock option program. See Note 2 to the audited consolidated financial statements of Siliconix and "Item 13. Certain Relationships and Related Transactions" and "Item 11. Executive Compensation" of Siliconix's Annual Report on Form 10-K/A for the year ended December 31, 2000 for a description of these arrangements, transactions and options. That note and those items are filed as part of Exhibit (e)(1) to this Statement and are incorporated into this Statement by reference.

  Vishay Relationships with Siliconix Directors

    In reviewing the balance of this Statement, the Siliconix stockholders should know that the members of the Siliconix Board of Directors have (in some cases) or have had (in other cases) relationships with Vishay that may present, may appear to present or at times in the past could have presented or appeared to present conflicts or potential conflicts of interest.

    The Siliconix Board of Directors has seven members. They are King Owyang, Everett Arndt, Lori Lipcaman, Michael Rosenberg, Glyndwr Smith, Mark Segall and Timothy Talbert. Messrs. Segall and Talbert comprise a special committee of the Siliconix board (the "Special Committee"). See Item 4 of this Statement.

    King Owyang is the President and Chief Executive Officer of Siliconix. He has held those positions since 1998. Dr. Owyang holds options to purchase 102,500 shares of Vishay Common Stock.

    Everett Arndt is and since 1998 has been Operations Administrative President, North America of Vishay. Before that, he had served in other positions at Vishay or its subsidiaries since Vishay's acquisition of Vitramon, Incorporated in 1994.

    Lori Lipcaman is and since 1998 has been Operations Senior Vice President of Vishay. She had served in other positions at Vishay or its subsidiaries since 1991.

    Michael Rosenberg has served as an independent consultant to Vishay since 1992 and in that capacity has performed services for Siliconix.

    Glyndwr Smith is and since 1991 has been an Assistant to the Chief Executive Officer and Senior Vice President, Marketing Intelligence of Vishay.

    Mark Segall is, and since 1999 has been, Senior Vice President, Director of Investment Banking and General Counsel of Investec Ernst & Company. From 1991 to 1999, Mr. Segall was an associate and later a partner of the Kramer Levin Naftalis & Frankel LLP law firm ("Kramer Levin"). That firm and Mr. Segall, while at that firm, provided legal services to Vishay including with respect to Vishay's acquisition of its stock in Siliconix from Daimler-Benz AG during 1998. Kramer Levin is presently assisting Vishay in connection with the Offer and Merger. Since receiving his distribution for 1999 from Kramer Levin, Mr. Segall has not had any role at, or financial interest in, Kramer Levin. During spring of 2000, Investec was part of a retail selling syndicate that arranged the sale of approximately 30,000 shares of Vishay Common Stock as part of a much larger offering of shares and debt. Mr. Segall has never owned any Vishay stock or any Siliconix stock.

    Timothy Talbert since July 2000 has been Vice President, and was recently elected Senior Vice President, of Credit and Origination of Lease Corporation of America. He served as the relationship manager for Vishay with Manufacturers Bank of Detroit from 1981 to 1991. During that time, Mr. Talbert structured and syndicated three multi-bank credit facilities for Vishay that funded a series of acquisitions by Vishay. Mr. Talbert has not had any business relationship with Vishay since early 1992. He and his wife hold a total of 2,014 shares of Vishay Common Stock in their individual retirement accounts. They acquired those shares more than ten years ago. They have never owned any Siliconix stock.

    On February 26, 2001, due to the conflicts of interest of certain of its members described in this Statement, the Siliconix Board of Directors established a Special Committee, composed of Messrs. Segall and Talbert, to consider, evaluate and, as appropriate, negotiate with Vishay with respect to a proposal made by Vishay on February 22, 2001 to purchase the Shares for $28.82 each payable in cash. That proposal is described in Item 4 of this Statement.

    In recognition of the fact that their service on the Special Committee would require a substantial commitment of time, the Siliconix Board of Directors authorized the payment of an initial special fee to Messrs. Segall and Talbert of $50,000 each. Messrs. Segall and Talbert are also reimbursed for their reasonable out-of-pocket expenses (for example, travel) incurred in serving on the committee.

    In June 2000, Siliconix's Chief Financial Officer resigned, and William Clancy, Vishay's Controller, became the chief accounting officer of Siliconix.

  Indemnification and Related Arrangements

    The Siliconix charter documents contain (and for some time have contained) typical, limited immunities from monetary liability for the Siliconix directors and typical, limited rights to indemnification in favor of the Siliconix directors and officers. The Siliconix directors and officers are also (and for some time have been) covered by director and officer insurance.

Item 4. The Solicitation or Recommendation

    For the reasons set forth below, the Special Committee has determined to remain neutral and make no recommendation with respect to the Offer and Merger. Because a majority of the members of the Siliconix Board of Directors are affiliated with Vishay and in light of the decision by the Special Committee to remain neutral and make no recommendation with respect to the Offer and Merger, the Siliconix Board of Directors has likewise decided to remain neutral and make no recommendation with respect to the Offer and Merger.

    The Special Committee and the Siliconix Board of Directors believe that each holder of Shares should make his, her or its own decision, based on all the available information including the factors considered by the Special Committee described later in this Statement, regarding whether to tender Shares in the Offer and, in the case of holders who do not tender Shares or who tender but then withdraw Shares, whether to exercise statutory appraisal rights if Vishay completes the Offer and proceeds with the Merger.

    The balance of this Item 4 summarizes events that led to the Offer, some potential benefits and risks that, in the view of the Special Committee, are associated with accepting the Offer or failing to accept the Offer, and the Special Committee's discussions with its financial advisor, Lehman Brothers Inc. ("Lehman Brothers"), relating to Lehman Brothers' financial analysis of Siliconix and the Offer and Merger.

  Background

    Set out below is a summary of certain events that led to the Offer.

    Vishay, through a subsidiary, acquired its 80.4 percent interest in Siliconix in March 1998, when it purchased the Semiconductor Division of TEMIC from what was then Daimler-Benz AG. That division included the 80.4 percent ownership interest in Siliconix. Vishay's subsidiary has held that interest continuously since March 1998. No Vishay entity has acquired more Siliconix shares or disposed of any Siliconix shares since the March 1998 transaction.

    After the 1998 acquisition, Vishay's worldwide sales organization began marketing, and continues to market, Siliconix products under the "Siliconix" name. The two organizations (Vishay and Siliconix) have certain other relationships, as well. See "Certain Arrangements between Siliconix and Vishay" in this Statement. From time to time since the 1998 acquisition, Vishay has also raised, with Siliconix board members, the prospect that Vishay might be interested in acquiring the balance of Siliconix (i.e., the Shares).

    On February 22, 2001, Avi Eden, the Vice Chairman and an Executive Vice President of Vishay, sent a letter on behalf of Vishay to Glyndwr Smith, Chairman of the Siliconix Board of Directors, setting forth a Vishay proposal to purchase any and all of the Shares for $28.82 per share in cash.

(That figure represented a 15 percent premium relative to the Siliconix closing stock price on the trading day before the announcement of that proposal.) In its letter, Vishay indicated that its proposed purchase, if made, would be effected through a tender offer subject to customary closing conditions. Vishay also indicated that it would consider, instead, exchanging Vishay shares for the Shares rather than pay cash for the Shares, but expected (depending on the income tax consequences) that the value per Share in a stock-for-stock transaction would be somewhat less than the cash per Share in a cash transaction.

    Vishay also stated, in its letter, that if it were to acquire at least 90 percent of the outstanding Siliconix Common Stock (i.e., slightly less than half the Shares, when combined with the shares of Siliconix Common Stock Vishay's subsidiary already owns), Vishay might proceed with a "short-form" merger of Siliconix with a subsidiary of Vishay. (Short-form mergers do not require a stockholder vote. Under Delaware law, a short-form merger can be effected once the direct or indirect acquirer holds at least 90 percent of the stock of the company to be acquired.) Vishay explained, in its letter, that if such a merger took place promptly after Vishay's tender offer, the consideration paid in the merger would be the same as the consideration paid in Vishay's tender offer.

    Vishay indicated that it expected to proceed with its proposal only if a special committee of independent, non-management directors of Siliconix concluded, after consulting with financial and legal advisors, that Vishay's offer was fair to the minority Siliconix stockholders. Vishay also explained that it reserved the right, in its sole judgment, not to proceed with the offer for the Shares. Vishay's letter of February 22, 2001 is reprinted in the Prospectus and is incorporated here by reference.

    At a meeting held February 26, 2001, the Siliconix Board of Directors increased the authorized number of directors of Siliconix from six to eight and appointed Timothy V. Talbert to fill one of two newly-created vacancies on the board. At that same meeting, the board established the Special Committee, naming Mr. Talbert and another Siliconix director, Mark B. Segall, as the committee's two members. The board did not name any other members of the board to the Special Committee because, of the five other directors, three are management employees of Vishay (Lori Lipcaman, Everett Arndt and Glyndwr Smith), one is a consultant to Vishay (Michael Rosenberg), and the fifth (King Owyang) is the President and Chief Executive Officer of Siliconix and holds options to purchase Vishay stock.

    Neither Mr. Talbert nor Mr. Segall is an officer or employee of Siliconix, or a director, officer or employee of Vishay or (except for their Siliconix directorships) any of Vishay's affiliates. Neither gentleman has any financial interest in Siliconix or Vishay, other than his compensation as a non-management director of Siliconix, his entitlement to fees as a member of the Special Committee and, in the case of Mr. Talbert, the 2,014 shares of Vishay Common Stock held, for more than ten years, in his and his wife's individual retirement accounts.

    The Siliconix Board of Directors authorized and directed the Special Committee to assess Vishay's February 22, 2001 cash proposal for $28.82 per Share. The board also authorized the Special Committee to consider possible alternatives to the Vishay proposal. The board further authorized the Special Committee to communicate and negotiate directly with Vishay concerning the terms and conditions of Vishay's proposal. The Special Committee was also authorized to hire an investment banking firm and a law firm to provide the committee with financial and legal advice in performing these tasks.

    On February 27, 2001, Glyndwr Smith, Chairman of the Siliconix Board of Directors, sent a letter to Mr. Eden of Vishay acknowledging receipt of Vishay's February 22 letter and apprising Mr. Eden that the Siliconix Board of Directors had formed the Special Committee and that the committee would be evaluating Vishay's proposal. That letter is reprinted in the Prospectus and is incorporated here by reference.

    Thereafter, the Special Committee solicited and collected recommendations for a financial and a legal advisor for the Special Committee. On March 12, 2001, the Special Committee met to review the credentials and experience of various candidates for those roles, their independence and the fees they proposed to charge Siliconix for assisting the Special Committee. Subject to final agreement on the terms of their engagements, the Special Committee decided to retain Lehman Brothers as its financial advisor and Heller Ehrman White & McAuliffe LLP ("Heller Ehrman") as its legal advisor. Negotiations regarding those terms were completed shortly thereafter.

    The Special Committee met again, this time on March 15, 2001, at Siliconix's headquarters in Santa Clara, California. Representatives of Lehman Brothers and Heller Ehrman also attended that meeting. At that meeting Heller Ehrman explained and discussed with the committee members the fiduciary duties of the committee members, and Heller Ehrman and Lehman Brothers explained and discussed with the committee members the overall role of the committee in assessing and responding to Vishay's proposal of February 22, 2001.

    The meeting participants also discussed the advantages and disadvantages of attempting to organize and implement a market test (such as an auction) for the Shares. The Special Committee concluded that a market test was unlikely to yield a superior offer and that, in general, the disadvantages of a market test to the minority stockholders outweighed any potential advantages. That said, the Special Committee resolved to consider and pursue any seemingly bona fide acquisition inquiry received by the committee or its advisors as the process (the Special Committee's work) unfolded. (Neither the Special Committee nor its advisors had received any such inquiry during the approximately 15 weeks that transpired between the date Vishay's initial proposal was announced to the public and the date Siliconix filed this Statement with the Commission.) The Special Committee also determined to ask Vishay whether Vishay was prepared to offer its Siliconix stock for sale or support a sale by Siliconix of the assets of Siliconix and its subsidiaries—in effect, offer the entire company for sale.

    The Special Committee, with its advisors, also discussed the types and nature of the due diligence and financial analysis that Lehman Brothers would be conducting with respect to Siliconix and the types of information Lehman Brothers would request from the Siliconix management team and Siliconix's outside auditors to assist Lehman Brothers and the committee assess the Vishay proposal. The Special Committee and its advisors also discussed the sorts of processes that might follow, including interactions with Vishay, after Lehman Brothers completed its preliminary financial analysis of Vishay's February 22, 2001 proposal.

    That same day, March 15, 2001, the Special Committee and representatives of Lehman Brothers met with King Owyang, President and Chief Executive Officer of Siliconix, and other members of the Siliconix management team to begin their due diligence investigation of Siliconix. That due diligence continued thereafter.

    Beginning March 16, 2001, the Special Committee and representatives of Lehman Brothers and Heller Ehrman held a conference call virtually every weekday to coordinate and assess progress, and to plan strategy.

    At a meeting held March 23, 2001, the Lehman Brothers team presented a summary of publicly available information, including reports of Wall Street research analysts, regarding the near-term and middle-term prospects for the semiconductor industry and the end markets into which products containing Siliconix components are ultimately sold.

    At a meeting of the Special Committee held March 29, 2001, representatives of Lehman Brothers shared Lehman Brothers' preliminary financial analysis of Siliconix, including value ranges, with the committee. That analysis was preliminary because Lehman Brothers did not then have all the information it had requested from Siliconix. At that meeting and after considering Lehman Brothers'

preliminary financial analysis, the Special Committee decided to initiate discussions with Vishay regarding price and other terms in order to attempt to improve Vishay's proposal from the perspective of the minority Siliconix stockholders.

    At a meeting held March 30, 2001, the Special Committee, with Lehman Brothers and Heller Ehrman, discussed possible structure and non-price terms for a cash tender offer by Vishay that the Special Committee believed would best protect and promote the interests of the minority Siliconix stockholders, assuming Vishay would be prepared to pay a price for the Shares that the Special Committee concluded was fair to the minority Siliconix stockholders. That same day, a representative of Lehman Brothers contacted Avi Eden of Vishay to arrange a meeting.

    On April 5, 2001, the members of the Special Committee met in New York City with Avi Eden and Bill Clancy, the Controller of Vishay and principal accounting officer of Siliconix. Also present at the meeting were representatives of Lehman Brothers and Heller Ehrman, as well as representatives of Kramer Levin, the outside law firm for Vishay.

    The meeting began with a discussion of valuation and price in light of then-current market conditions. The Special Committee communicated its view that a price of $28.82 per Share was inadequate. The parties then discussed price and also the possible structure and non-price terms for a cash transaction with Vishay. The parties did not make any specific proposals or reach any resolutions regarding price or other transaction terms at that meeting. In response to questions raised by the Special Committee and its advisors at the meeting, Vishay confirmed that it had not received any acquisition inquiries regarding the Shares and, also, that Vishay was not prepared to place any or all of its 80.4 percent ownership interest in Siliconix up for sale or cause Siliconix to offer to sell all or a substantial part of its or its subsidiaries' assets. Vishay undertook to advise the Special Committee if and promptly after it received any such acquisition inquiry or changed its views regarding a sale of its Siliconix stock or Siliconix's or its subsidiaries' assets.

    The parties agreed that they would again discuss these matters (price and other terms) after Lehman Brothers conducted additional due diligence and completed its financial analysis, and the Special Committee had an opportunity to consider Lehman Brothers' financial analysis. During the ensuing weeks, the Lehman Brothers team discussed the financial and operating prospects of Siliconix with the Siliconix management team. On April 30, 2001, the Special Committee met with representatives of Lehman Brothers and Heller Ehrman, and decided to pursue further discussions with Vishay to attempt to elicit a higher price from Vishay than the $28.82 price per Share Vishay had proposed in its February 22 letter. In the meantime, the market for Siliconix's products appeared to be weakening.

    On May 2, 2001, the Special Committee, with representatives of Lehman Brothers and Heller Ehrman, met with Avi Eden and Vishay's legal advisor, Kramer Levin, in New York City. Also present at the meeting were Richard Grubb, the Executive Vice President, Treasurer and Chief Financial Officer of Vishay, and Bill Clancy. The Special Committee again stated its view that the proposed $28.82 price was inadequate. Mr. Eden indicated Vishay's possible willingness to offer more, but also indicated that Vishay was no longer prepared to proceed with a cash transaction. Rather, Mr. Eden indicated, Vishay was willing to proceed with an exchange of shares of Vishay Common Stock for Shares. The participants discussed that prospect, including an appropriate initial exchange ratio, possible adjustments to an initial exchange ratio to respond to any significant pre-closing changes, downward or upward, in the Vishay stock price, and other, possible features for such a stock-for-stock transaction.

    At the request of the Special Committee, made due to the increased prospect that the parties might proceed with a transaction in which Shares were exchanged for Vishay Common Stock, Lehman Brothers commenced due diligence regarding Vishay on May 3, 2001.

    During the weekend of May 4 and 5, Kramer Levin delivered a draft Agreement and Plan of Merger to the Special Committee and its representatives. Heller Ehrman, on behalf of the Special Committee, gave Kramer Levin preliminary comments on that draft on May 5. Kramer Levin supplemented that draft and, on May 9, generated and distributed another draft. The Special Committee and its advisors commented on the May 9 draft and prepared related, draft disclosure schedules beginning May 10.

    The last draft of the agreement, had it been signed and as supplemented by discussions between and among the Special Committee, Vishay and their legal advisors, would have (among other things):

  •
  required Vishay to make an exchange offer for the Shares with an exchange ratio of 1.5 shares of Vishay Common Stock for each Share (i.e., the same exchange ratio as in the Offer)

  •
  but adjust that ratio upwards (subject to a numerical limitation) if the average volume-weighted market price of Vishay Common Stock during a measuring period preceding the expiration of the exchange offer declined more than 10 percent relative to its pre-agreement level (the Offer does not contain such a feature)

  •
  and also adjust that ratio downwards (again, subject to a numerical limitation) if that average rose more than 10 percent relative to its pre-agreement level (the Offer likewise does not contain such a feature)

  •
  included a non-waivable condition that at least a majority of the Shares be tendered and not withdrawn before Vishay was permitted to purchase any Shares in the exchange offer (i.e., the same, non-waivable minimum tender condition that is included in the Offer)

  •
  lacked a condition that no litigation be threatened or pending relating to the exchange offer or proposed follow-on merger (the Offer includes a waivable condition to that effect, there being such litigation pending, as explained elsewhere in this Statement)

  •
  included representations and warranties about Vishay's business, performance and capitalization, and other matters related to Vishay, as well as representations and warranties about Siliconix's business, performance and capitalization, and other matters related to Siliconix (there being no such representations connected with the Offer)

  •
  included undertakings by Vishay regarding the manner in which Vishay would conduct its business pending completion of the exchange offer, as well as undertakings by Siliconix regarding the manner in which Siliconix would conduct its business pending completion of both the exchange offer and follow-on merger (there are no such undertakings connected with the Offer)

  •
  subject to minimal, customary closing conditions, required Vishay, through a subsidiary, to acquire Siliconix by merger, if and after Vishay purchased Shares in the exchange offer, for the same per Share consideration paid in that exchange offer (the Prospectus expresses Vishay's intention, but not obligation, to complete a merger, for the same per Share consideration paid in the Offer if the Vishay subsidiary making the Offer purchases Shares in the Offer) and

  •
  confirmed Siliconix's and the Special Committee's freedom to entertain and respond to any inquiries or proposals from third parties regarding the possible acquisition of Siliconix or its assets, subject to a Vishay right to withdraw its exchange offer if, for example, the Special Committee recommended any such third-party proposal to the Siliconix stockholders (the Offer does not address the treatment of any third-party inquiries or proposals that might be received while the Offer or Merger is pending).

    However, Vishay and Siliconix did not sign any version of that Agreement and Plan of Merger. Rather, on May 23, 2001, Vishay's legal advisors informed the Special Committee's legal advisors that, rather than sign and proceed with any version of such an agreement, Vishay was preparing to proceed with a unilateral exchange offer, and expected to do so without prior approval or a prior favorable recommendation by the Special Committee or the full Siliconix Board of Directors.

    Vishay announced the Offer on May 25, 2001.

    On May 30, 2001 Vishay announced, and on June 4, 2001 Vishay closed, the sale of approximately $303 million of zero-coupon subordinated notes due 2021. The notes have a yield to maturity of 3.0 percent (approximately $550 million payable at maturity) and are convertible into shares of Vishay Common Stock.

    The Special Committee and its legal and financial advisors reviewed the Offer and Prospectus, and conferred about the Offer, on and after May 25. On May 30 Mr. Segall of the Special Committee and on May 31 Mr. Talbert of the Special Committee spoke with Avi Eden of Vishay and urged that Vishay improve the Offer, from the perspective of the minority Siliconix stockholders by, for example, increasing the exchange ratio, providing an adjustment to the exchange ratio or other protection in the event the market price of Vishay Common Stock declined, or both. On May 30 Lehman Brothers likewise contacted Avi Eden, separately, to suggest a number of alternatives to the Offer that Lehman Brothers indicated could lead to a negotiated transaction that the Special Committee would be willing to support. Vishay did not agree to take any of those suggested actions.

    The Special Committee thereafter decided it would remain neutral and not make any recommendation regarding the Offer or Merger. In light of that decision by the Special Committee and the conflicts of interest described elsewhere in this Statement, the Board of Directors of Siliconix also decided to remain neutral and not make any recommendation on the Offer or Merger.

  Considerations and Neutral Position

  The Siliconix Special Committee

    In reaching its decision to remain neutral with respect to the Offer and make no recommendation to the holders of Shares regarding the Offer or Merger, the Special Committee considered a number of factors. Some of those factors supported acceptance of the Offer. Other factors supported rejection of the Offer. That caused the Special Committee to decide not to make a recommendation.

    Here is a summary of the principal factors the Special Committee considered:

1.
Financial and Business Prospects of Siliconix. The financial condition, results of operations, competitive position, business and prospects of Siliconix, including the projections summarized later in this Statement.

2.
Financial and Business Prospects of Vishay. The financial condition, results of operations, competitive position, business and prospects of Vishay, including the projections summarized later in this Statement.

3.
Discussions with Lehman Brothers. The Special Committee's and Lehman Brothers' discussions regarding Lehman Brothers' financial analysis of Siliconix and the Offer.

4.
Semiconductor Industry Prospects. The reports of Wall Street research analysts regarding the near-term and middle-term prospects for the semiconductor industry indicating that the balance of 2001 is likely to continue to be challenging for the semiconductor industry, as well as the lack of "visibility" (i.e., any reliable ability to predict future performance) in that difficult industry environment.

5.
Market Prices of Siliconix Stock: Premium. Certain trading activity in the Shares, including in comparison to a value of $32.73, which is 1.5 (i.e., the exchange ratio in the Offer) times $21.82 (the closing price of Vishay Common Stock on the New York Stock Exchange on June 6, 2001). That $32.73 figure represents: (a) a premium of 30.6 percent over the $25.06 per Share closing price on Nasdaq on February 22, 2001, the last trading day before the announcement of Vishay's $28.82 cash proposal, (b) a premium of 25.4 percent over the $26.09 per Share average closing price on Nasdaq during the seven days before that date, (c) a premium of 17.2 percent over the $27.94 per Share average closing price on Nasdaq during the 30 days before that date, (d) a premium of 19.8 percent over the $27.32 per Share average closing price on Nasdaq during the 90 days before that date and (e) a premium of 66.2 percent over the lowest per Share closing price ($19.69) during the 12 months before that date.

6.
Market Prices of Siliconix Stock: Discount. Certain trading activity in the Shares, including in comparison to a value of $32.73 (again, 1.5 times the $21.82 closing price of Vishay Common Stock on the New York Stock Exchange on June 6, 2001). That $32.73 figure represents: (a) a discount of 8.4 percent relative to the $35.71 per Share average closing price on Nasdaq during the 180 days before February 22, 2001, the last trading day before the announcement of Vishay's $28.82 cash proposal, (b) a discount of 41.0 percent relative to the $55.46 per Share average closing price on Nasdaq during the 12 months before that date, (c) a discount of 39.3 percent relative to the $53.94 per Share median closing price on Nasdaq during the 12 months before that date and (d) a discount of 77.3 percent relative to the highest per Share closing price on Nasdaq ($144.50) during the 12 months before that date.

7.
Market Prices of Vishay Stock. The closing price of Vishay's Common Stock on the New York Stock Exchange on June 6, 2001 was $21.82. Vishay's highest per share closing price on the New York Stock Exchange during the 12 months before that date was $52.67 (on June 7, 2000) and the lowest per share closing price on the New York Stock Exchange during the 12 months before that date was $14.00 (on December 21, 2000).

8.
Liquidity, Trading Volume and Lack of Analyst Coverage. In light of Vishay's long-term and continuing ownership of more than 80 percent of the outstanding shares of Siliconix Common Stock, the liquidity and trading volume for the Shares (i.e., for the remaining 19.6 percent of the outstanding shares of Siliconix Common Stock) is low. Illiquidity typically has an adverse effect on trading prices. This issue is exacerbated by the lack of coverage of the Shares by Wall Street research analysts. By contrast, the shares of Vishay Common Stock are more widely distributed and heavily traded. Moreover, multiple Wall Street research analysts cover Vishay.

9.
Participation in Future Growth. Stockholders who tender their Shares in the Offer will have the opportunity to participate in any future growth of Siliconix through their ownership of Vishay stock. However, that participation will be in proportion to their holdings of Vishay stock relative to the other outstanding Vishay stock.

10.
Tax-Deferred Exchange. The exchange of Shares for shares of Vishay Common Stock in both the Offer and the Merger is expected to qualify as a tax-deferred reorganization for United States federal income tax purposes. Accordingly, holders of Shares who are subject to United States federal income tax should be able to defer recognition of any taxable gain they might otherwise recognize for such purposes (except for any gain attributable to cash received in lieu of any fractional share of Vishay Common Stock) by retaining the shares of Vishay Common Stock they receive in the Offer or Merger. That said, neither Siliconix nor the Special Committee has obtained or plans to obtain an opinion of counsel or a ruling from the United States Internal Revenue Service regarding the United States federal income tax consequences associated with the Offer or Merger. Vishay has addressed United States federal income tax consequences in the Prospectus under the caption "THE OFFER—Material U.S. Federal Income Tax Consequences."

11.
Lack of Other Proposals. The fact that, to the Special Committee's knowledge, no third party other than Vishay has made any proposal to purchase most or all of the Shares as a single block, including during the approximately 15 weeks between the February 2001 announcement of Vishay's $28.82 cash proposal and the date of this Statement.

12.
Vishay's Unwillingness To Sell Siliconix. The apparent fact, as confirmed by Vishay to the Special Committee, that Vishay is presently and in the foreseeable future uninterested in selling all or substantially all of its shares of Siliconix Common Stock or causing Siliconix to sell all or substantially all of Siliconix's or its subsidiaries' assets.

13.
Lack of Certain Protections. The fact that the Offer and proposed Merger, as contrasted with the Agreement and Plan of Merger that the Special Committee had been negotiating with Vishay but which Vishay elected not to sign, lack certain protections for Siliconix and the holders of Shares including, for example, any provision that would increase the 1.5 exchange ratio in response to a substantial decline in the market price of the Vishay Common Stock before Shares are purchased in the Offer.

14.
Possible Decline in the Siliconix Market Price If Vishay Withdraws. The possibility that, if a transaction with Vishay is not completed and Vishay were to withdraw any and all proposals or offers to acquire Shares, the market price of the Shares could decline. The last reported closing market price per Share before the announcement of Vishay's February 22, 2001 proposal to purchase Shares for $28.82 in cash was $25.06.

15.
Certain Rights Associated With Vishay's 80.4 Percent Ownership. As an alternative to the Offer and Merger, Vishay currently has sufficient voting power to approve a merger of Siliconix with Vishay, involving a different price or purchase medium and other terms and conditions than those governing the Offer and Merger, without the affirmative vote of any other stockholders of Siliconix.

16.
Conflicts of Interest. The conflicts of interest of certain Siliconix directors and officers described elsewhere in this Statement, as well as the facts that Siliconix and Vishay share certain administrative and management staff, including individuals who were involved in furnishing some of the financial information provided by Siliconix to the Special Committee and Lehman Brothers, and the fact that Vishay participates in Siliconix's budgeting and forecasting processes.

    In light of the number and variety of factors the Special Committee considered in evaluating the Offer and Merger, the Special Committee found it impractical to quantify or otherwise assign relative weights to each factor in reaching its decision to remain neutral regarding the Offer and Merger.

    The Special Committee did not consider the book value or the liquidation value of Siliconix's or its subsidiaries' assets as meaningful measures of the fair value of the Shares and did not consider liquidation to be an attractive course of action. Therefore, the Special Committee did not seek an appraisal of the liquidation values for those assets.

  The Siliconix Board of Directors

    In light of the decision of the Special Committee to make no recommendation regarding the Offer or Merger and due to the conflicts of interest described elsewhere in this Statement, the Siliconix

Board of Directors likewise determined to remain neutral with respect to the Offer and not to make any recommendation regarding the Offer or Merger.

  Financial Projections

    Neither Siliconix nor Vishay normally makes public its forecasts or projections regarding future revenues, earnings or other income statement data, cash flows or balance sheet information. However, in connection with the events leading up to the Offer, Siliconix's management furnished the Special Committee and Lehman Brothers with financial projections for 2001 through 2005, and later (on April 4, 2001) furnished the Special Committee and Lehman Brothers with new financial guidance, revising downward its previous estimates for 2001 as a result of then current market conditions. (Those revisions for 2001 also affected the Siliconix projections for 2002 through 2005.) Also, at the beginning of May 2001 when Vishay indicated to the Special Committee that Vishay was inclined to proceed with a stock-for-stock transaction rather than a cash transaction for the Shares, Vishay furnished its projections for 2001 and 2002.

    Neither the Siliconix projections nor the Vishay projections reflect the effects of the Offer, the Merger or any other future corporate transactions. Moreover, none of the projections was prepared with a view toward public disclosure or compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding forward-looking information or generally accepted accounting principles. Neither Siliconix's nor Vishay's independent auditors compiled, examined or performed any procedures with respect to the projections, nor have they expressed or been asked to express any opinion or given or been asked to give any assurances with respect to the projections or their achievability. Furthermore, the projections are necessarily based on numerous assumptions, many of which are beyond the control of Siliconix and Vishay, and may prove not to have been, or may no longer be, accurate. Additionally, the projections do not and necessarily cannot anticipate all changes in business, economic, competitive or other conditions, or other events that may occur in the future, that were not anticipated or predicted at the time the projections were prepared. Accordingly, the projections are not necessarily indicative of current values or future performance. Current values and future performance may be significantly more or less favorable than as set forth in the projections. Stockholders are cautioned not to place undue reliance on the projections.

    Historical financial information for Siliconix and Vishay appears in those companies' Annual Reports on Form 10-K for the year ended December 31, 2000 and their Quarterly Reports on Form 10-Q for the quarter ended March 31, 2001.

    A summary of the Siliconix projections is set forth below. The summary includes both the original forecast (referred to as "The Upside Case") and the updated forecast provided on April 4, 2001 (referred to as "The Base Case").

The Upside Case

($ in millions except earnings per share)
Calendar Year	Revenues	EBITDA	Net Income(1)	EPS(1)
2001	$360	$100.3	$45.9	$1.54
2002	460	159.2	93.1	3.12
2003	545	183.1	112.5	3.76
2004	630	207.5	131.9	4.42
2005	720	231.0	152.6	5.11

        (1) Adjusted for extraordinary item of $0.5 million of restructuring charges in 2001.

The Base Case

($ in millions except earnings per share)
Calendar Year	Revenues	EBITDA	Net Income(1)	EPS(1)
2001	$325	$78.7	$29.5	$0.99
2002	460	159.6	92.5	3.10
2003	545	184.2	111.6	3.74
2004	630	209.5	130.9	4.38
2005	720	234.1	151.4	5.07

        (1) Adjusted for extraordinary item of $0.5 million of restructuring charges in 2001.

    A summary of the Vishay projections as provided by Vishay on May 3, 2001 is set forth below. Those projections were prepared before Vishay sold zero coupon notes (June 4, 2001) referenced elsewhere in this Statement and do not reflect the impact of those notes.

($ in millions except earnings per share)
Calendar Year	Revenues	Net Income	EPS
2001	$1,800 to 1,900	$217 to 231	$1.55 to 1.65
2002	1,900 to 2,000	182 to 196	1.30 to 1.40

  Analyses by the Special Committee's Financial Advisor

    In March 2001, the Special Committee engaged Lehman Brothers to act as its financial advisor with respect to the cash proposal of $28.82 per Share made by Vishay on February 22, 2001. During the negotiations between the Special Committee and Vishay regarding a possible consensual transaction, including the negotiations regarding the Agreement and Plan of Merger (referenced previously) that was never signed, the Special Committee anticipated it would request an opinion from Lehman Brothers regarding the fairness, from a financial point of view, of the consideration to be received by the holders of Shares. However, as events unfolded and after Vishay indicated it was not prepared to proceed with a consensual transaction but rather intended to proceed unilaterally, the Special Committee determined not to request an opinion from Lehman Brothers. Accordingly, Lehman Brothers has not been asked to render, and thus has not rendered, any determination, recommendation or opinion to the Special Committee. The analyses provided to the Special Committee referred to here were provided for the exclusive information and sole assistance of the Special Committee in connection with its consideration of the Offer and Merger, do not constitute a recommendation to any holder of Shares as to whether any holder should tender Shares in the Offer or, if Vishay proceeds with the Merger, whether to exercise statutory appraisal rights.

    In connection with its analyses, Lehman Brothers reviewed and analyzed, among other things: (1) such publicly available information concerning Siliconix and Vishay that Lehman Brothers believed to be relevant to its analyses, including Annual Reports on Form 10-K for each of the fiscal years ended December 31, 1998, 1999 and 2000 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2001 for each of Siliconix and Vishay; (2) financial and operating information respecting the business, operations and prospects of Siliconix furnished to Lehman Brothers by Siliconix and Vishay; (3) financial and operating information respecting the business, operations and prospects of Vishay furnished to Lehman Brothers by Vishay; (4) trading histories of Siliconix Common Stock and Vishay Common Stock from February 23, 2000 to June 6, 2001, and a comparison of those trading histories with each other and with those of other companies that Lehman Brothers deemed relevant; (5) a comparison of the historical financial results and present financial condition of each of Siliconix and

Vishay with those of other companies that Lehman Brothers deemed relevant; (6) a comparison of the financial terms of the Offer and Merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant and (7) the potential pro forma effect of the Offer and Merger on the future financial performance of Vishay. In addition, Lehman Brothers had discussions with the managements of Siliconix and Vishay concerning their respective businesses, operations, assets, financial conditions and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

    Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information and also relied upon the assurances of members of management of Siliconix that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Siliconix, Lehman Brothers assumed with the Special Committee's consent that those projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Siliconix as to the future financial performance of Siliconix. With the Special Committee's consent, Lehman Brothers assumed, but did not independently determine or obtain an opinion, that the Offer and Merger will be treated as a reorganization for United States federal income tax purposes under Section 368(a) of the Internal Revenue Code of 1986, as amended. In performing its analyses, Lehman Brothers conducted only a limited physical inspection of the properties and facilities of Siliconix and did not conduct a physical inspection of the properties and facilities of Vishay. Nor has Lehman Brothers made or obtained any evaluations or appraisals of the assets or liabilities of Siliconix or Vishay. In addition, due to the fact that Vishay indicated, to the Special Committee, Vishay's unwillingness to sell all or substantially all of Vishay's shares of Siliconix Common Stock or to cause Siliconix to sell all or substantially all of its assets, the Special Committee did not request Lehman Brothers to solicit, and Lehman Brothers did not solicit, any indications of interest from any third party with respect to the purchase of all or any part of Siliconix's shares or assets.

    In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Siliconix. None of Siliconix, Lehman Brothers or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth here. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

    The following is a summary of the financial analyses performed by Lehman Brothers and presented to the Special Committee in connection with the Offer and Merger. Lehman Brothers' analyses are summarized below. The summary includes information presented in tabular format. In order fully to understand the financial analyses, the tables must be read together with the text. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses presented in the tables and described below must be considered as a whole.

  Comparable Companies—Siliconix

    Lehman Brothers reviewed and compared specific financial and operating data relating to Siliconix with selected companies that Lehman Brothers deemed comparable to Siliconix, including Fairchild Semiconductor International Inc., General Semiconductor Inc., International Rectifier Corporation and ON Semiconductor Corporation. Using publicly available information, Lehman Brothers calculated and analyzed each company's ratio of current stock price to its historical and projected earnings per share (commonly referred to as "EPS") and each company's ratio of enterprise value to certain historical financial criteria such as revenue, earnings before interest, taxes, depreciation and amortization

("EBITDA") and earnings before interest and taxes ("EBIT"). The enterprise value of each company was obtained by adding its short-term and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the market value of any minority interest whenever available (otherwise, book value) and subtracting its cash and cash equivalents. "LTM" below means last 12 months. The analysis indicated the following multiples as of June 6, 2001:

Multiples at Offer
	Low	High	Median	Base Case	Upside Case
Enterprise Value as a Multiple of:
LTM Net Revenue	1.20x	3.85x	1.47x	1.92x	1.92x
Projected 2001 Net Revenue	1.55x	3.70x	1.75x	2.64x	2.38x
LTM EBITDA	6.1x	14.3x	6.1x	5.6x	5.6x
LTM EBIT	8.1x	18.5x	9.5x	7.4x	7.4x
Projected 2001 EBIT	17.3x	50.7x	25.1x	24.2x	15.0x
Price per Share as a Multiple of:
LTM EPS	8.5x	23.9x	13.4x	10.8x	10.8x
Projected 2001 EPS	19.1x	46.4x	24.7x	33.2x	21.3x
Projected 2002 EPS	11.4x	25.4x	19.0x	10.6x	10.5x

    Based on median multiples for various financial criteria, this analysis indicated an equity value range for Siliconix Common Stock between $23.13 and $59.31 per share.

  Comparable Companies Analysis—Vishay

    Lehman Brothers reviewed and compared specific financial and operating data relating to Vishay with selected companies that Lehman Brothers deemed comparable to Vishay, including AVX Corporation and Kemet Corporation.

    Using publicly available information, Lehman Brothers calculated and analyzed each company's ratio of current stock price to its historical and projected EPS and e ach company's ratio of enterprise value to certain historical financial criteria such as revenue, EBITDA and EBIT. The enterprise value of each company was obtained by adding its short-term and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the market value of any minority interest whenever available (otherwise, book value) and subtracting its cash and cash equivalents. The analysis indicated the following multiples as of June 6, 2001:

	Low	High	Median	Vishay(1)
Enterprise Value as a Multiple of:
LTM Net Revenue	1.03x	1.15x	1.09x	1.12x
Projected 2001 Net Revenue	1.57x	1.69x	1.63x	1.48x
LTM EBITDA	2.3x	3.1x	2.7x	3.3x
LTM EBIT	2.6x	3.6x	3.1x	3.9x
Projected 2001 EBIT	7.1x	9.3x	8.2x	9.6x
Price per Share as a Multiple of:
LTM EPS	4.8x	6.1x	5.5x	5.7x
Projected 2001 EPS	13.7x	14.8x	14.2x	14.1x
Projected 2002 EPS	16.1x	23.1x	19.6x	16.8x
(1)
The Vishay projected financials are based on a Merrill Lynch research report dated May 30, 2001.

  Comparable Transactions

    Using publicly available information, Lehman Brothers reviewed and compared the purchase prices and multiples paid in merger and acquisition transactions in the semiconductor industry since January 1997 that Lehman Brothers deemed relevant.

    Lehman Brothers calculated the purchase price (including net debt) as a multiple of LTM revenue, EBITDA and EBIT for each acquired company for the four fiscal quarters immediately preceding the announcement of each applicable transaction. In addition, Lehman Brothers calculated the purchase price (including net debt) as a multiple of revenue, EBITDA and EBIT, whenever available, for the four fiscal quarters immediately following each applicable transaction. The analysis indicated the following multiples:

Multiples at Offer
	Low	High	Median	Base Case	Upside Case
Enterprise Value as a Multiple of:
LTM Revenue	0.74x	1.95x	1.18x	1.92x	1.92x
Next Year Revenue	0.78x	1.71x	0.93x	2.64x	2.38x
LTM EBITDA	4.1x	13.2x	6.2x	5.6x	5.6x
Next Year EBITDA	3.8x	4.7x	4.4x	10.9x	8.5x
LTM EBIT	5.2x	27.9x	14.0x	7.4x	7.4x
Next Year EBIT	7.0x	8.6x	8.4x	24.2x	15.0x

    Based on median multiples for various financial criteria, this analysis indicated an equity value range for Siliconix Common Stock between $14.02 and $58.09 per share.

  Historical Stock Price and Exchange Ratios

    Lehman Brothers considered Siliconix's stock closing prices, Vishay's stock closing prices, and the implied exchange ratios (explained below) for the one year before the announcement of Vishay's February 22, 2001 cash proposal of $28.82 per Share, and the one year before June 7, 2001. The implied exchange ratio was calculated as the closing price of Siliconix Common Stock divided by the closing price of Vishay Common Stock. During the year before the announcement of Vishay's February 22, 2001 cash proposal of $28.82 per Share, the closing stock price of Siliconix ranged from $19.69 to $144.50. During the one year before June 7, 2001, the closing stock price of Siliconix ranged from $19.69 to $83.75. During the one year before the announcement, the implied exchange ratios ranged from 1.0300 to 3.9862. During the one year before June 7, 2001, the implied exchange ratios ranged from 1.1117 to 2.1094. The following tables summarize the historical prices and exchange ratio data:

	Before the February 22, 2001 Announcement
	Siliconix(2)	Vishay(2)	Exchange Ratio	Price Premium/ (Discount)	Ex. Ratio Premium/ (Discount)
Offer	$32.73		1.5000
1 Day(1)	$25.06	$17.59	1.4248	30.6%	5.3%
7 Days Average	26.09	18.14	1.4389	25.4%	4.2%
30 Days Average	27.94	19.64	1.4222	17.2%	5.5%
90 Days Average	27.32	18.89	1.4459	19.8%	3.7%
180 Days Average	35.71	25.11	1.4225	-8.4%	5.4%
1 Year Average	55.46	33.19	1.6712	-41.0%	-10.2%
1 Year Median	53.94	33.97	1.4810	-39.3%	1.3%
1 Year High	144.50	61.17	3.9862	-77.3%	-62.4%
1 Year Low	19.69	14.00	1.0300	66.2%	45.6%
(1)
The trading day before the announcement of Vishay's initial proposal was February 22, 2001.
(2)
All stock prices provided by FactSet.

	Before June 7, 2001
	Siliconix(1)	Vishay(1)	Exchange Ratio	Price Premium/ (Discount)	Ex. Ratio Premium/ (Discount)
Offer	$32.73		1.5000
1 Day	$33.55	$21.82	1.5376	-2.4%	-2.4%
7 Days Average	33.16	21.45	1.5457	-1.3%	-3.0%
30 Days Average	32.00	24.05	1.3308	2.3%	12.7%
90 Days Average	30.60	22.05	1.3873	7.0%	8.1%
180 Days Average	29.17	20.34	1.4340	12.2%	4.6%
1 Year Average	40.38	27.05	1.4924	-18.9%	0.5%
1 Year Median	32.54	24.96	1.4576	0.6%	2.9%
1 Year High	83.75	52.67	2.1094	-60.9%	-28.9%
1 Year Low	19.69	14.00	1.1117	66.2%	34.9%
(1)
All stock prices provided by FactSet.

  Transaction Premiums

    Lehman Brothers reviewed the premiums paid for 18 selected going private transactions in which stock was used as consideration for transactions greater than $100 million since 1988. Lehman Brothers calculated the premium per share paid by the acquiror, using the acquiror's closing stock price one day before the last revision of the terms for each transaction, compared to the average share price of the target company: (1) one day, (2) 7 calendar days, (3) 30 calendar days and (4) 90 calendar days before the announcement of each transaction. This analysis produced the following premium ranges:

	Premium Paid over Average Price for
	1 Day	7 Days	30 Days	90 Days
Low:	-6.7%	-8.3%	-8.1%	-4.6%
High:	76.3%	69.7%	88.3%	97.4%
Average:	17.0%	18.2%	24.3%	29.8%
Median:	13.1%	13.4%	14.9%	15.8%
Siliconix Share Price Data:	$25.06	$26.09	$27.94	$27.32
Offer:(1)	30.6%	25.4%	17.2%	19.8%
(1)
Assuming consideration of $32.73 based on an exchange ratio of 1.5 shares of Vishay Common Stock for each share of Siliconix Common Stock and a Vishay share price of $21.82 as of June 6, 2001.

    Based on the range of premiums, this analysis produced equity values of Siliconix common stock ranging from $23.39 to $53.93 per share.

    In addition, Lehman Brothers reviewed the premiums paid for 17 selected full acquisitions in the technology sector, for transaction sizes between $500 million and $3 billion, announced from July 1, 2000 to March 30, 2001. Lehman Brothers calculated the premium per share paid by the acquiror, using the acquiror's closing stock price one day before the last revision of the terms for each transaction, compared to the average share price of the target company: (1) one day, (2) 7 calendar days, (3) 30 calendar days and (4) 90 calendar days before the announcement. This analysis produced the following premium ranges:

	Premium Paid over Average Price for
	1 Day	7 Days	30 Days	90 Days
Low:	-14.6%	-17.6%	-17.3%	-24.3%
High:	94.1%	84.8%	81.2%	64.6%
Average:	38.6%	37.6%	38.2%	35.1%
Median:	40.1%	44.6%	39.3%	44.6%
Siliconix Share Price Data:	$25.06	$26.09	$27.94	$27.32
Offer:(1)	30.6%	25.4%	17.2%	19.8%
(1)
Assuming consideration of $32.73 based on an exchange ratio of 1.5 shares of Vishay Common Stock for each share of Siliconix Common Stock and a Vishay share price of $21.82 as of June 6, 2001.

    Based on the range of premiums, this analysis produced equity values of Siliconix Common Stock ranging from $20.68 to $50.61 per share.

  Discounted Cash Flow Analysis

    Lehman Brothers performed a discounted cash flow analysis on the projected financial information of Siliconix for the fiscal years 2001 through 2005 based upon operating and financial assumptions, forecasts and other information provided to Lehman Brothers by the management of Siliconix. Using this information, Lehman Brothers discounted to present value the projected stream of unlevered net income (earnings before interest and after taxes) for the fiscal years 2001 to 2005 as adjusted for: (1) certain projected non-cash items (such as depreciation and amortization); (2) forecasted capital expenditures and (3) forecasted working capital adjustments. To estimate the residual value of Siliconix at the end of the forecast period (the "Terminal Value"), Lehman Brothers applied a range of 1.50x to 2.00x multiples to projected fiscal 2005 revenues. Lehman Brothers used after tax discount rates of 15% to 18%.

    Based on these discount rates and the range of the terminal values, Lehman Brothers calculated the implied equity value per share of Siliconix Common Stock at approximately $28.98 to $38.08. In addition, Lehman Brothers reviewed and analyzed an alternative set of financial projections referred to in the Financial Projections section of this Statement as the Upside Case. In the Upside Case, Lehman Brothers used after-tax discount rates of 15% to 18% and a Terminal Value based on a range of multiples of estimated revenue in 2005 of 1.50x to 2.00x. Based on these discount rates and the range of Terminal Values, Lehman Brothers calculated the implied equity value per share of Siliconix Common Stock at approximately $29.68 to $38.81.

  Pro Forma Analysis

    Lehman Brothers analyzed the pro forma effect of the Offer and Merger on the EPS of Vishay. For purposes of this analysis, Lehman Brothers assumed: (1) an exchange ratio of 1.5 shares of Vishay Common Stock for each share of Siliconix Common Stock, (2) a $21.82 per share price for Vishay Common Stock (the closing market price per share on June 6, 2001), (3) a transaction structure with 100% stock consideration, (4) financial forecasts for each company from management of Siliconix and Vishay, including both the Base Case and Upside Case for Siliconix, (5) an estimated transaction closing on June 30, 2001, (6) a goodwill amortization period of 20 years for 2001 and no goodwill amortization for 2002, and no identifiable intangibles, under new proposed GAAP rules, and (7) a pro forma impact that excludes one-time charges. Lehman Brothers estimated that, based on the assumptions described above, the pro forma impact of the transaction on the EPS of Vishay would be 5.3% to 6.0% dilutive for 2001 and 3.5% to 3.6% accretive for 2002. The financial forecasts that underlie this analysis are subject to substantial uncertainty. Accordingly, actual results may be substantially different.

    No company or transaction used in the above analyses as a comparison is directly comparable to Siliconix or the Offer or Merger. The analyses provided to the Special Committee were prepared solely for the purpose of providing advice to the Special Committee and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold.

    Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Special Committee selected Lehman Brothers because of its expertise, reputation and familiarity with the semiconductor industry generally and because its investment banking professionals have substantial experience in transactions comparable to the Offer and Merger.

    As compensation for its services in connection with its financial analyses, Lehman Brothers may receive a fee of $1.75 million payable by Siliconix following the purchase of Shares in the Offer. In addition, Siliconix has agreed to reimburse Lehman Brothers for its reasonable out-of-pocket expenses incurred in connection with Lehman Brothers' engagement by Siliconix and to indemnify Lehman Brothers for certain liabilities that may arise out of the engagement. See Item 5 below.

    In the ordinary course of its business, Lehman Brothers may actively trade in the debt or equity securities of Siliconix and Vishay for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

  Intent to Tender

    To the knowledge of Siliconix, each executive officer and director of Siliconix currently intends to tender all Shares held of record or beneficially owned by that person pursuant to the Offer. Siliconix understands that, as of the date of this Statement, the executive officers and directors of Siliconix held a total of 14,070 Shares.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

    Siliconix retained Lehman Brothers to render financial advisory services to the Special Committee on an exclusive basis concerning the Special Committee's assessment of Vishay's February 22, 2001 proposal and alternatives to that proposal.

    Under the engagement letter signed by Lehman Brothers, the Special Committee and Siliconix, Siliconix agreed to pay Lehman Brothers: (a) a retainer of $50,000 payable upon the signing of the engagement letter, (b) an opinion fee if Lehman Brothers rendered one or more opinions to the Special Committee (it has not been asked to), (c) a transaction fee of $1.75 million payable upon the closing of certain transactions including the Offer and (d) reimbursement of Lehman Brothers' reasonable out-of-pocket expenses. The Lehman Brothers engagement letter also provides for credits in favor of Siliconix, against certain fees payable to Lehman Brothers, of certain other fees payable to Lehman Brothers under specified circumstances. All amounts payable to Lehman Brothers are payable by Siliconix. Siliconix has also agreed to indemnify Lehman Brothers against certain liabilities, including defense expenses, arising out of Lehman Brothers' engagement.

Item 6. Interest in Securities of the Subject Company

    No transactions in Siliconix Common Stock have been effected during the past 60 days by Siliconix or, to the knowledge of Siliconix, by any executive officer, director or affiliate of Siliconix.

Item 7. Purposes of the Transaction and Plans or Proposals

    Siliconix is not currently undertaking or engaged in any negotiations in response to the Offer or Merger that relate to or would result in: (a) a tender offer for or other acquisition of Siliconix's securities by Siliconix, any of its subsidiaries or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Siliconix or any of its subsidiaries, (c) a purchase, sale or transfer of a material amount of assets of Siliconix or any of its subsidiaries or (d) a material change in the present dividend policy, indebtedness or capitalization of Siliconix.

    Except as set forth in this Statement, there are no transactions, resolutions of the Siliconix Board of Directors, agreements in principle or signed contracts in response to the Offer or Merger, that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information

  Antitrust

    The acquisition by Vishay of the Shares is exempt from the reporting and waiting period requirements imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

  State Anti-Takeover Statute

    Section 203 of the Delaware General Corporation Law in general prohibits a Delaware corporation such as Siliconix from engaging in a "Business Combination" (defined to include a variety of transactions, including tender offers and mergers) with an "Interested Stockholder" (defined generally as a person that beneficially owns at least 15 percent of the outstanding voting stock of the subject corporation) for three years after that person became an Interested Stockholder unless, before that, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder's becoming an Interested Stockholder. Section 203 is not applicable to the Offer or Merger. That is because Vishay has been an Interested Stockholder for more than three years.

  Appraisal Rights

    Holders of the Shares do not have statutory appraisal rights as a result of the Offer. However, they can exercise such rights in connection with the Merger if Vishay proceeds with the Merger. Those rights, including the procedures stockholders must follow in order effectively to demand and perfect such rights, are summarized under the caption "Appraisal Rights" in the Prospectus. The Delaware statute governing appraisal is attached to the Prospectus as Annex A.

  Litigation

    Between February 23 and February 27, 2001, nine complaints were filed in the Court of Chancery in Delaware (New Castle County) naming as defendants, generally, Vishay, Siliconix and certain directors and officers of both Vishay and Siliconix. The complaints purported to be brought on behalf of a class of public stockholders of Siliconix and alleged, among other things, that the consideration proposed in Vishay's February 22, 2001 letter to Siliconix ($28.82 per Share payable in cash) was unfair and inadequate. The complaints also alleged breaches of fiduciary duty in connection with Vishay's proposal. The complaints sought, among other things, an injunction against completion of the $28.82 transaction and damages in an unspecified amount. The complaints are listed below, constitute Exhibits (a)(13) through (a)(21) to this Statement, and are incorporated here by reference.

DATE FILED	CASE NO.	PARTIES
2/23/01	CA 18687NC	Robert C. Dickinson v. Vishay Intertechnology, Vishay Temic Semiconductor Acquisition Holding Corp., et al.
2/23/01	CA 18688NC	Moshe Miller v. King Owyang, Everett Arndt, et al.
2/23/01	CA 18683NC	Mathew Delaney v. Vishay Intertechnology, Vishay Temic Semiconductor Acquisition Holdings Corp., et al.
2/23/01	CA 18686NC	Steven Goldstein v. Siliconix incorporated, Vishay Intertechnology, Inc., et al.
2/23/01	CA 18682NC	Goldplate Investment Partners v. King Owyang, Everett Arndt, et al.
2/23/01	CA 18685NC	Barry Feldman v. Michael A. Rosenberg, Mark B. Segall, et al.
2/23/01	CA 18684NC	Robert Mullin v. Vishay Intertechnology, Inc., Vishay Temic Semiconductor Acquisition Holdings Corp., et al.
2/26/01	CA 18692NC	Mohammed Yassin v. King Owyang, Everett Arndt, et al.
2/27/01	CA 18700NC	Griffin Portfolio Management Corp. v. Siliconix incorporated, Vishay Intertechnology, Inc., et al.

    In addition, on February 23 and February 27, 2001, two complaints were filed in California state court (Santa Clara County) naming as defendants Vishay, Siliconix and certain directors and officers of Vishay and Siliconix. These complaints also purport to be brought on behalf of a class of public stockholders of Siliconix and allege, generally, that the $28.82 per Share consideration proposed in Vishay's February 22, 2001 letter to Siliconix is unfair and inadequate. They also assert that the directors of Siliconix are engaging in self dealing, are not acting in good faith and have breached their fiduciary duties to the public stockholders of Siliconix. The complaints seek, among other things, an injunction against completion of the $28.82 transaction and damages in an unspecified amount. These cases, titled Jonathan Rex v. King Owyang, et al., Case No. CV796213 and Crandon Capital Partners v. King Owyang, et al., Case No. CV796285, have been consolidated into one proceeding. Copies of the complaints constitute Exhibits (a)(22) and (a)(23) to this Statement and are incorporated here by reference. Defendants Vishay and Dr. Owyang filed a joint motion to stay or dismiss the California actions in favor of proceeding in Delaware. That motion is pending.

    On March 8, 2001, a complaint was filed in the Court of Chancery in Delaware (New Castle County) naming as defendants Vishay, Siliconix and six members of the Siliconix board of directors. The complaint was brought on behalf of a purported class of public stockholders of Siliconix and alleged, generally, that the consideration proposed in Vishay's February 22, 2001 letter to Siliconix was unfair and inadequate. The complaint also asserted derivative claims against Vishay and the six Siliconix directors on behalf of Siliconix, alleging that those defendants engaged in self dealing and committed waste in connection with certain transactions between Vishay and Siliconix. The complaint sought, among other things, an injunction against completion of the $28.82 transaction and damages in an unspecified amount. The case is titled Raymond Fitzgerald v. Vishay Intertechnology, Inc., Everett Arndt, et al., Case No. 18720 (Del Ch. Ct., Newcastle Cty.). A copy of the complaint constitutes Exhibit (a)(24) to this Statement and is incorporated here by reference.

    Mr. Fitzgerald filed a motion on May 11, 2001 to consolidate the Delaware actions and have himself appointed the lead plaintiff. The court ordered all the Delaware lawsuits consolidated and set a hearing on who should serve as lead plaintiff and lead plaintiff's counsel in that consolidated action. Before that hearing, the plaintiffs reached an agreement under which Mr. Fitzgerald will serve as the lead plaintiff, and his counsel and counsel for plaintiff Griffin Portfolio Management Corp. will serve as co-lead counsel. The actions were consolidated under the caption In re Siliconix incorporated Shareholders Litigation.

    On May 31, 2001, plaintiff Fitzgerald filed an amended complaint in the consolidated Delaware action. The amended complaint names as defendants Vishay, Vishay TEMIC and Siliconix, together with Vishay Chairman and Chief Executive Officer Felix Zandman, Siliconix President, Chief Executive Officer and director King Owyang, and Siliconix directors Everett Arndt, Lori Lipcaman, Glyndwr Smith, Michael Rosenberg, Mark Segall and Timothy Talbert. The amended complaint alleges that the Offer is "unfair and grossly inadequate" and was "deliberately timed . . . to take advantage of Siliconix's artificially and temporarily depressed stock price." The amended complaint asserts various causes of action for breach of fiduciary duty by the individual defendants and seeks to enjoin completion of the Offer. The amended complaint also repeats the purported stockholder derivative allegations of Mr. Fitzgerald's original complaint. A copy of the amended complaint comprises Exhibit (a)(25) to this Statement and is incorporated here by reference. With the amended complaint, Mr. Fitzgerald also filed a motion for a preliminary injunction to enjoin Vishay from completing the Offer. On June 4, 2001, the Delaware Chancery Court set June 15, 2001 for a hearing on this motion.

    Siliconix and its individual directors and officer named as defendants in the pending complaints deny that the complaints state proper claims against any of them and deny that plaintiffs may properly maintain their claims on a representative basis on behalf of a class of Siliconix stockholders or, in the case of Mr. Fitzgerald, derivatively on behalf of Siliconix. The Siliconix defendants also deny all the allegations of wrongdoing by them. The Siliconix defendants intend to defend themselves vigorously against the claims and allegations in the complaints.

    The Offer is conditioned upon there being no pending or threatened litigation seeking to restrain or enjoin completion of the Offer when the Offer expires. Vishay TEMIC may waive that condition in its sole discretion. If the Delaware Chancery Court or any other court issues such an injunction, Vishay TEMIC's purchase of Shares in the Offer and Merger could be delayed or might not occur at all.

Item 9. Material to be Filed as Exhibits

    The following are exhibits to this Statement:

Exhibit No.	Description
(a)(1)	Prospectus dated June 1, 2001 (incorporated by reference to the prospectus included in the S-4)
(a)(2)	Form of letter of transmittal (incorporated by reference to Exhibit 99.1 to the S-4)
(a)(3)	Form of notice of guaranteed delivery (incorporated by reference to Exhibit 99.2 to the S-4)
(a)(4)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.3 to the S-4)
(a)(5)	Form of letter from brokers, dealers, commercial banks, trust companies and other nominees to clients (incorporated by reference to Exhibit 99.4 to the S-4)
(a)(6)	Form of guidelines for certification of taxpayer identification number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the S-4)
(a)(7)	Letter from the Vice Chairman of Vishay to the Chairman of the Board of Directors of Siliconix dated February 22, 2001 (incorporated by reference to the Prospectus)
(a)(8)	Letter from the Chairman of the Board of Directors of Siliconix to the Vice Chairman of Vishay dated February 27, 2001 (incorporated by reference to the Prospectus)
(a)(9)	Press release issued by Siliconix on March 1, 2001 (incorporated by reference to press release under cover of Schedule 14D-9 filed with the Commission on March 1, 2001)
(a)(10)	Press release issued by Siliconix on March 16, 2001 (incorporated by reference to press release under cover of Schedule 14D-9 filed with the Commission on March 19, 2001)
(a)(11)	Summary advertisement published in The Wall Street Journal on May 25, 2001 (incorporated by reference to Exhibit 99.6 to the S-4)

(a)(12)	Press release issued by Vishay on May 25, 2001 (incorporated by reference to Exhibit 99.20 to the S-4)
(a)(13)	Complaint titled Robert C. Dickinson v. Vishay Intertechnology, Inc., Vishay TEMIC Semiconductor Acquisition Holding Corp., Siliconix incorporated, King Owyang, Everett Arndt, Lori Lipcaman, Michael Rosenberg and Glyndwr Smith filed on February 23, 2001 in the Chancery Court of the State of Delaware, County of New Castle (incorporated by reference to Exhibit 99.8 to the S-4)
(a)(14)	Complaint titled Moshe Miller v. King Owyang, Everett Arndt, Lori Lipcaman, Michael Rosenberg, Mark Segall, Glyndwr Smith, Siliconix incorporated and Vishay Intertechnology, Inc. filed on February 23, 2001 in the Chancery Court of the State of Delaware, County of New Castle (incorporated by reference to Exhibit 99.9 to the S-4)
(a)(15)	Complaint titled Mathew Delaney v. Vishay Intertechnology, Inc., Vishay TEMIC Semiconductor Acquisition Holding Corp., Siliconix incorporated, King Owyang, Everett Arndt, Lori Lipcaman, Michael Rosenberg and Glyndwr Smith filed on February 23, 2001 in the Chancery Court of the State of Delaware, County of New Castle (incorporated by reference to Exhibit 99.10 to the S-4)
(a)(16)	Complaint titled Steven Goldstein v. Siliconix incorporated, Vishay Intertechnology, Inc., Michael A. Rosenberg, Mark B. Segall, King Owyang Ph.D., Everett Arndt, Lori Lipcaman and Glyndwr Smith filed on February 23, 2001 in the Chancery Court of the State of Delaware, County of New Castle (incorporated by reference to Exhibit 99.11 to the S-4)
(a)(17)	Complaint titled Goldplate Investment Partners v. King Owyang, Everett Arndt, Lori Lipcaman, Michael Rosenberg, Mark Segall, Glyndwr Smith, Siliconix incorporated and Vishay Intertechnology, Inc. filed on February 23, 2001 in the Chancery Court of the State of Delaware, County of New Castle (incorporated by reference to Exhibit 99.12 to the S-4)
(a)(18)	Complaint titled Barry Feldman v. Michael Rosenberg, Mark B. Segall, King Owyang, Everett Arndt, Lori Lipcaman, Glyndwr Smith, Vishay Intertechnology, Inc. and Siliconix incorporated filed on February 23, 2001 in the Chancery Court of the State of Delaware, County of New Castle (incorporated by reference to Exhibit 99.13 to the S-4)
(a)(19)	Complaint titled Robert Mullin v. Vishay Intertechnology, Inc., Vishay TEMIC Semiconductor Acquisition Holding Corp., Siliconix incorporated, King Owyang, Everett Arndt, Lori Lipcaman, Michael Rosenberg and Glyndwr Smith filed on February 23, 2001 in the Chancery Court of the State of Delaware, County of New Castle (incorporated by reference to Exhibit 99.14 to the S-4)
(a)(20)	Complaint titled Mohammed Yassin v. King Owyang, Everett Arndt, Lori Lipcaman, Michael Rosenberg, Mark Segall, Glyndwr Smith, Siliconix incorporated and Vishay Intertechnology, Inc. filed on February 26, 2001 in the Chancery Court of the State of Delaware, County of New Castle (incorporated by reference to Exhibit 99.15 to the S-4)
(a)(21)	Copy of complaint titled Griffin Portfolio Management Corp. v. Siliconix incorporated, Vishay Intertechnology, Inc., Michael A. Rosenberg, Mark B. Segall, King Owyang Ph.D., Everett Arndt, Lori Lipcaman and Glyndwr Smith filed on February 27, 2001 in the Chancery Court of the State of Delaware, County of New Castle (incorporated by reference to Exhibit 99.16 to the S-4)
(a)(22)	Complaint titled Jonathan Rex v. King Owyang, Everett Arndt, Lori Lipcaman, Michael Rosenberg, Mark Segall, Glyndwr Smith, Vishay Intertechnology, Inc., Felix Zandman, Avi Eden, Gerald Paul, Richard N. Grubb, Robert A. Freece, Eliyahu Hurvitz, Edward B. Shils, Luella B. Slaner, Mark I. Solomon, Jean-Claude-Tine and Does 1 through 100, Inclusive filed on February 23, 2001 in the State Court of the State of California, County of Santa Clara (incorporated by reference to Exhibit 99.17 to the S-4)

(a)(23)	Complaint titled Crandon Capital Partners v. King Owyang, Everett Arndt, Lori Lipcaman, Michael Rosenberg, Mark Segall, Glyndwr Smith, Siliconix incorporated and Vishay Intertechnology, Inc. and Does 1 through 100, Inclusive filed on February 27, 2001 in the State Court of the State of California, County of Santa Clara (incorporated by reference to Exhibit 99.18 to the S-4)
(a)(24)	Complaint titled Raymond L. Fitzgerald v. Vishay Intertechnology, Inc., Everett Arndt, Lori Lipcaman, King Owyang, Michael Rosenberg, Mark Segall, Glyndwr Smith and Siliconix incorporated filed on March 8, 2001 in the Chancery Court of the State of Delaware, County of New Castle (incorporated by reference to Exhibit 99.19 to the S-4)
(a)(25)	Verified Amended Complaint titled In re Siliconix incorporated Shareholders Litigation filed on May 31, 2001 in the Chancery Court of the State of Delaware, County of New Castle (incorporated by reference to Exhibit 99.21 to the S-4)
(e)(1)	Excerpted portions of Siliconix's Annual Report on Form 10-K/A for the year ended December 31, 2000

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 8, 2001
SILICONIX INCORPORATED
	By	/s/ KING OWYANG King Owyang, President and Chief Executive Officer

QuickLinks

Item 1. Subject Company Information
Item 2. Identity and Background of Filing Persons
Item 3. Past Contacts, Transactions, Negotiations and Agreements
Item 4. The Solicitation or Recommendation
Item 5. Persons/Assets Retained, Employed, Compensated or Used
Item 6. Interest in Securities of the Subject Company
Item 7. Purposes of the Transaction and Plans or Proposals
Item 8. Additional Information
Item 9. Material to be Filed as Exhibits
SIGNATURE